Stradley Ronon Stevens & Young, LLP 2005 Market Street, Suite 2600 Philadelphia, PA 19103 Telephone 215.564.8000 Fax 215.564.8120 www.stradley.com

Joel D Corriero

Partner

jcorriero@stradley.com

215.564.8528

VIA EDGAR

January 6, 2025

Chad Eskildsen

Staff Accountant

Division of Investment Management, Disclosure Review and Accounting Office

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nuveen Enhanced CLO Income Fund
File Numbers: 333-281856; 811-23999

Dear Mr. Eskildsen:

You previously provided accounting comments on the registration statement on Form N-2 (the “Registration Statement”) filed with respect to the Nuveen Enhanced CLO Income Fund (the “Registrant”). On December 26, 2024, we supplementally provided unaudited financial statements for the Predecessor Fund and the Master Fund (the “Unaudited Financial Statements”). On December 31, 2024, you provided comments to the Unaudited Financial Statements and, therefore, I am writing to respond to those comments. For convenience, your comments are repeated below, with the responses immediately following. Capitalized terms not defined in this letter have the meanings ascribed to them in the Registration Statement.

1.	Comment: Please confirm that all investments with a coupon rate are not variable rate securities that would require additional disclosures by footnote 4 of Rule 12-12 of Regulation S-X.

Response: The Registrant has added the required footnote.

2.	Comment: Please confirm that none of the disclosed investments are restricted securities that would require additional disclosures by footnote 8 of Rule 12-12 of Regulation S-X.

Pennsylvania • New Jersey • Delaware • DC • New York • Illinois • California

A Pennsylvania Limited Liability Partnership

Response: The Registrant confirms that there were no restricted securities held as of the date of the Unaudited Financial Statements.

3.	Comment: Certain investments do not disclose a coupon rate. Please confirm if those investments are income producing securities. If they are not income producing securities, please identify each of those with an appropriate symbol in accordance with footnote 7 of Rule 12-12 of Regulation S-X.

Response: The Registrant confirms that there were no non-income producing securities held as of the date of the Unaudited Financial Statements.

4.	Comment: Certain holdings identified in the Unaudited Financial Statements, specifically in Note 4, are identified as Level 3 assets. In the Schedule of Investments, please indicate by an appropriate symbol any investments that were valued based on unobservable inputs in accordance with footnote 9 of Rule 12-12 of Regulation S-X.

Response: The Registrant has added the required footnote.

* * * * * *

We believe that this information responds to all of your comments. If you should require additional information, please call me at 215.564.8528 or, in my absence, Stephen LaChine at 312.964.3522.

Sincerely,
/s/ Joel D. Corriero
Joel D. Corriero

Enclosures

Copies (w/encl.) to

M. Winget

E. Fess

E. Purple

S. Lachine